Exhibit 3.4
CERTIFICATE OF FORMATION
OF
MPT OF VICTORVILLE, LLC
The Certificate of Formation of MPT of Victorville, LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act as the same is set forth in the Delaware Code § 18-101 et seq.
1. The name of the Company is:
MPT of Victorville, LLC
2. The address of the registered office of the Company in Delaware is 9 East Loockerman Street, Suite 1B, Dover, Delaware 19901. The Company’s registered agent at that address is National Registered Agents, Inc.
IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation, which shall become effective upon filing with the Office of the Delaware Secretary of State, to be duly executed as of the 16th day of February, 2005.

/s/ Thomas O. Kolb
Thomas O. Kolb
Authorized Person